 Global Cosmetics Inc.

Pavilion, 96 Kensington High Street, London, W8 4SG

Via EDGAR

July 29, 2016

Securities and Exchange Commission

Washington, DC 20548

Attention: Pam Long

Re:	Global Cosmetics Inc.
Registration Statement on Form S-1
Filed May 2, 2016
File No. 333-211050

Dear Ms. Long:

On July 29, 2016, Global Cosmetics Inc. (the “Company”) filed Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on May 2, 2016, (collectively, the “Registration Statement”).

The Amendment has been prepared in response to the comments of the staff (the “Staff”) delivered by way of it letter dated May 24, 2016 (the “Comment Letter”). Set forth below are the Company’s responses to the Staff’s comments, numbered in a manner to correspond to the order which the staff’s comments were delivered. For your convenience, we have included the original comments from the Comment Letter in their entirety:

General

1. Your filing indicates that you are a development stage company with limited operating activities, limited revenues, no future orders from customers to purchase your products, nominal assets, a going concern opinion from your independent public accountant and are unable to pay for the accounting and legal costs of becoming a reporting company. Additionally, your filing appears to describe your business and operations interchangeably with that of J J Holland and Bel-Air Cosmetics, companies which your Chairman Keith McCulloch also owns. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act. In the adopting release of Rule 419, the Commission stated “it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419.” Blank Check Offerings, Release No. 6932 (Apr. 13, 1992). Please revise the registration statement to comply with Rule 419, or provide us a detailed legal analysis which explains why Rule 419 does not apply to this offering, and state prominently on your prospectus cover page that you are not a blank check company.

Company Response. The definition of “blank check company” as set forth in Rule 419 of the Securities Act is a company that:

1.	Is a development-stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and
2.	Is issuing “penny,” as defined in Rule 3a51-1 under the Securities Exchange Act of 1934.

The Company does not fit within No. 1 of the definition because the Company has a specific business plan as described in detail in various aspects of the Amendment, and the Company has no intent to engage in a merger or acquisition with any other company, entity or purpose, and has not indicated any intent to do so.

In addition to the description of the Company’s business plan throughout the Amendment, the Company also calls to the Staff’s attention the following aspects of the Company’s business, all of which are indicative of a Company with a specific business plan:

●	The Company has a license to distribute an established brand, which has produced approximately $2.5 million in revenues from sales of products distributed by Bel-Air Cosmetics (one of the licensors) during the period January 1, 2016 to June 30, 3016, and is expected to produce at least another $2.5 million during the remaining period of 2016;
●	Trademarks in place for Australia, New Zealand, Europe and registrations in place in Mexico and Canada;
●	A brochure website while the Company carries out its business plan at www.4u2cosmetics.co.uk;
●	Appointed bloggers to promote online awareness;
●	Created social media accounts;
●	Completed planning phase of e-commerce website;
●	Are running a competition to find the face of 4U2 whilst creating hype around the brand;
●	Negotiated trade terms with Bel Air Cosmetics;
●	Established costs and planning for importing, distribution and warehousing of products;
●	Attended beauty blogging events, giving away sample products, testing products and sending product to beauty bloggers for review;
●	Planning 2 launch parties for press and media;
●	Organized 40 press packages to be sent out to magazines, beauty bloggers and PR agencies;
●	Engaged make-up artists for social media photo shoots; and
●	Placed an initial stock order for nearly 6,000 items of product.

2. You appear to be a shell company, as defined in Rule 405 under the Securities Act, because you appear to have no or nominal operations and assets. Accordingly, please revise your prospectus, including the cover page and prospectus summary, to disclose that you are a shell company. Please disclose in appropriate places, including the Risk Factors section, the consequences, challenges and risks of that status, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. Refer to Securities Act Rule 405 and SEC Release 33-8869 (Dec. 6, 2007).

Company Response. The definition of “shell company” as set forth in Rule 405 of the Securities Act (and Rule 12b-2 of the Securities Exchange Act of 1934) is a company that has:

1.	No or nominal operations; and
2.	Either:
1.	No or nominal assets;
2.	Assets consisting solely of cash and cash equivalents; or
3.	Assets consisting of any amount of cash and cash equivalents and nominal other assets.

As set forth in detail in the Company’s response to Comment 1, the Company is operational and the Company believes that its operations are more than nominal and that the Company therefore does not fit within the definition of a shell company.

3. Please advise us of all registration statements of companies for which your officers and directors may have acted as a promoter or in which they had a controlling interest. Describe in detail the nature and extent of the direct or indirect relationship between your directors and officers and those companies and their affiliates. Indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission.

Company Response. Neither of our officers or directors have acted as a promoter or have had a controlling interest in any other company which has filed a registration statement.

4. We note that this offering is subject to a minimum investment amount for a single investor of 20,000 shares for $600 and that you will automatically reject any investment amount under that threshold. Please revise to disclose these offer terms on the outside front cover page and in the “The Offering” on page 6.

Company Response. The Amendment has been revised to address this comment.

5. We note your disclosure in risk factor “Because our officers and directors may face a conflict of interest...” on page 12 that you sell cosmetics which compete with the 4U2 products. Additionally, throughout the registration statement you reference that you will outsource production of “our products” to third-party vendors. However, your registration statement appears to discuss your products interchangeably with those of Bel-Air Cosmetics and your description of products in “Our Products” on page 26 is limited to the 4U2 product line. Please revise throughout your registration statement to clearly indicate when you are discussing Bel-Air Cosmetics’ products and when you are discussing your proposed products which are not sourced from Bel-Air Cosmetics.

Company Response. The Amendment has been revised to address this comment.

Prospectus Summary, page 5

6. We note your disclosure under “Going Concern” on page 35 that you will be able to continue operations for the coming year by obtaining additional loans from Mr. Ridding, but elsewhere you disclose that you have no formal commitments for the advancement or loan of funds. To the extent applicable, please disclose here and elsewhere as appropriate any understanding or agreement between Global Cosmetics and Mr. Ridding regarding future loans, or the lack thereof.

Company Response. The Amendment has been revised to address this comment.

Securities Issued and to be Issued, page 6

7. Please disclose here that your company will issue to Mr. McCulloch an additional 1 share for each 10 shares sold in this offering so that he will maintain a 10% interest in Global Cosmetics. We note the reference to the anti-dilution clause in his agreement. Provide appropriate risk factor disclosure and revise the Description of Securities section accordingly.

Company Response. The Amendment has been revised to address this comment.

Dilution, page 21

8. We note your disclosures on page 21 that after the completion of this offering and the receipt of total proceeds of $240,000 minus the offering expenses of $10,000, the net tangible book value of the 13,333,333 shares outstanding will be $135,950 or approximately $0.0102 per share. We further note your disclosure that this would also represent the increase in net tangible book value per share attributable to cash payments from purchasers of the shares since the net book value as of March 31, 2016 and prior to the offering was approximately $0 per share. Based on our recalculation, it appears that the net tangible book value as of March 31, 2016 should be $175,950 resulting in a net tangible book value per share of approximately $0.01320 per share. Our recalculation was based on the net proceeds of $230,000 added back to the ($54,050) net tangible book value as of March 31, 2016. Furthermore, based on our recalculation the net tangible book value as of March 31, 2016 prior to the offering was ($0.012) per share based on the ($54,050) net tangible book value as of March 31, 2016 divided by the 4,444,444 shares outstanding prior to the offering. Please explain or revise and also update the net tangible book value amounts related to the different scenarios on page 22 or advise.

Company Response. The Amendment has been revised to address this comment.

9. We note your disclosures on page 22 that the net tangible book value per share of your existing stockholders will be decreased by $0.0052 per share without any additional investment on their part as a result of this offering. Furthermore, we note your additional disclosure that purchasers of this offering will therefore incur an immediate dilution from the offering price of $0.03 per share of $0.0239 which is calculated by subtracting the net tangible book value per share of $0.0061 from the offering price of $0.03. Based on our recalculation, it would appear that the existing shareholders would receive an increase of $0.0252 in their book value per share. Our recalculation is based on adding the final book value per share of $0.01320 per share after the offering to the existing book value per share of ($0.012) as of March 31, 2016. Furthermore, based on our recalculation it would appear that the amount of immediate dilution to the purchasers would be $0.0168 per share based on subtracting the net tangible book value per share after the offering of $0.01320 from the offering price of $0.03. Please revise or advise.

Company Response. The Amendment has been revised to address this comment.

10. Please clarify your statement on page 21 that you will issue Mr. McCulloch one share of commonstockforeach10sharesofcommonstocksoldintheoffering. It appears you intend to issue 888,888 shares to Mr. McCulloch if you sell 8,000,000 shares in the offering, to preserve his 10% ownership interest after the offering.

Company Response. The Amendment has been revised to disclose that the Company will issue Mr. McCulloch 1.11111 share of Common Stock for each 10 shares of Common Stock sold in the Offering.

The Offering will be Sold by Our Officers and Directors, page 23

11. Please disclose the manner in which your officers and directors will solicit investors in this offering. Additionally, disclose whether these individuals will purchase securities in the offering.

Company Response. The Amendment has been revised to address this comment.

Provisions in Our Articles of Incorporation and By-Laws That Would Delay, Defer or Prevent a Change in Control, page 25

12. We note your disclosure that your articles of incorporation authorize your board of directors to issue “blank check” preferred shares. We have not located such language in your articles of incorporation. Please indicate to us where that language is located, or reconcile your disclosure with your governing document.

Company Response. The Amendment has been revised to address this comment by deleting this disclosure.

Description of Business, page 26

13. Please revise your Business section to provide greater disclosure of your relationship with and dependence upon J J Holland and Bel-Air Cosmetics. For instance, we note that you are an exclusive distributor of their products for the areas in which you operate and that you are restricted from dealing in products that are directly competitive of the 4U2 brand. These are only examples.

Company Response. The Amendment has been revised to address this comment.

Our Website, page 28

14. Please disclose the terms under which you are licensing websites from J J Holland.

Company Response. The Company is not licensing any websites from J J Holland. The Company has engaged a third party web developer to build the Company’s own website. The Amendment has been revised to clarify the intended website will be the Company’s website.

Regulation and Legislation, page 28

15. We note your disclosure that you will operate in North America, Europe, Australia, New Zealand and Asia, and that under the terms of the License Agreement filed as Exhibit 10.2, you are responsible for registering with and securing approval from government agencies for the ability to distribute your products. Please disclose the need for any government approval and, if you have not yet received approval, the status of approval with the relevant agencies. See Item 101(h)(4)(viii) of Regulation S-K.

Company Response. The Amendment has been revised to address this comment.

Related party disclosure, page 29

16. If true, please disclose that Mr. McCulloch owns Bel-Air Cosmetics.

Company Response. The Amendment has been revised to address this comment by deleting this disclosure.

Note 8 – Subsequent Events, F-6

17. Please revise to also disclose whether April 22, 2016 represents the date the financial statements were issued or the date the financial statements were available to be issued. We refer you to ASC 855-10-50-1.

Company Response. The Amendment has been revised to address this comment by deleting this disclosure.

Directors and Executive Officers, page 36

18.	We note your disclosure elsewhere that your directors and executive officers will devote approximately 15 hours per week to the business. Please revise this section to discuss each officers’ and directors’ competing business obligations, if any.

Company Response. The Amendment has been revised to address this comment by deleting this disclosure.

19.	Please disclose the nature of Quorum Corp’s and SiT’s business operations.

Company Response. The Amendment has been revised to address this comment by deleting this disclosure.

Description of Business, page 26

20. Please revise your Business section to provide greater disclosure of your relationship with and dependence upon J J Holland and Bel-Air Cosmetics. For instance, we note that you are an exclusive distributor of their products for the areas in which you operate and that you are restricted from dealing in products that are directly competitive of the 4U2 brand. These are only examples.

Company Response. The Amendment has been revised to address this comments.

Item 16. Exhibits, page 41

21. We note your disclosure in risk factor “We depend on third-party contractors for a substantial portion of our operations...” on page 16 and elsewhere that you have entered into agreements with third-party service providers in order to outsource substantial portions of your operations. Please describe these agreements and relationships in detail and file any contracts reflecting these agreements as exhibits to your next amended registration statement on Form S-1. If no such relationships exist, please revise your prospectus to remove the implication that you have any operations. See Item 601(b)(10) of Regulation S-K.

Company Response. The Amendment has been revised to reference and include the third party contracts.

Signatures, page 43

21. We note that the introductory language for your signatures does not conform to the current language of Form S-1. Please note that the language from Form S-3 is inapplicable to your offering. Please review this section of Form S-1 and revise accordingly.

Company Response. The Amendment has been revised to address this comment by deleting this disclosure.

Legal Opinion

22. Please advise us as to the purpose and effect of the qualification that counsel has “relied upon certificates and advice from various state authorities and public officials, and we have assumed the accuracy of the factual matters contained therein.” We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Company Response.  One of the documents counsel relied upon for the legal opinion was a certificate, number C20150917-0048, issued and signed by the Secretary of State of Nevada, certifying that Global Cosmetics, Inc., filed the Articles of Incorporation on September 17, 2015 and that the Articles contain all the provisions required by the State of Nevada. The qualifying language quoted from the legal opinion in Comment 22 was provided to cover said reliance.

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated May 24, 2016 by Pam Long, Assistant Director Office of Manufacturing and Construction, this correspondence shall serve as acknowledgment by the Company of the following:

■	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
■	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
■	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Global Cosmetics Inc.

/s/ Benjamin Ridding
By:	Benjamin Ridding
Chief Executive Officer